Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information that management believes is relevant to an assessment and understanding of our results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with (i) our unaudited condensed consolidated statements of financial position as of June 30, 2026, unaudited condensed consolidated statements of profit or loss, comprehensive income/(loss), changes in shareholders’ equity and cash flows for the six months ended June 30, 2025 and June 30, 2026, and notes to the unaudited condensed consolidated financial statements thereto included elsewhere in this Form 6-K, and (ii) the information contained in our annual report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on May 13, 2026 (the “Form 20-F”), including the audited consolidated financial statements and the accompanying notes included therein, and the information under “Item 5. Operating and Financial Review and Prospects” in the Form 20-F.

Forward Looking Statements

This Form 6-K may contain forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) that relate to our current expectations and views of future events. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission, goals and strategies;

●	our business transformation into an agentic AI company;

●	our future business development, financial condition and results of operations;

●	the expected growth of our industry;

●	our expectations regarding demand for and market acceptance of our products, services and solutions;

●	competition in our industry;

●	our ability to successfully remediate the material weaknesses in our internal control over financial reporting;

●	relevant government policies and regulations relating to our business and industry;

●	our crypto reserve strategy;

●	general economic and business conditions globally and in jurisdictions where we operate;

●	assumptions underlying or related to any of the foregoing; and

●	the other risks and uncertainties described under “Item 3. Key Information — D. Risk Factors” in the Form 20-F.

You should read this Form 6-K and the documents that we refer to in this Form 6-K completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this Form 6-K discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this Form 6-K relate only to events or information as of the date on which the statements are made in this Form 6-K. The forward-looking statements are not historical facts, and are based upon our current expectations, beliefs, estimates and projections, and various assumptions, many of which, by their nature, are inherently uncertain and beyond our control. Our expectations, beliefs, estimates and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will result or be achieved and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. There are a number of risks, uncertainties and other important factors, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking statements contained in this Form 6-K. The principal risks, uncertainties and other important factors that have affected or may affect our business and that have caused or could cause our actual results to differ materially include the following, as well as the other risks detailed in the “Risk Factors” section contained in the Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Business Overview

With respect to our agentic business:

We are an agentic AI company dedicated to building specialized AI agents for finance, enterprise, and growth — domains where the stakes are high and trust matters most. We combine AI technology with deep expertise in financial markets, real-world workflows, and trusted infrastructure.

Software engineering has been an early proving ground for agentic AI, showing how AI models can move beyond generating answers to completing tasks when connected to the right tools, context, data, and permissions. Applying this model to other domains is more complex, particularly in areas such as finance and marketing, where agents need to operate within domain-specific data, applicable constraints, established workflows, and risk parameters. We seek to address this challenge by developing AI agents purpose-built for these domains. Our current agentic offerings include:

Ambre

●	AI agent for personal finance – Users can explore their financial information in natural language, with Ambre delivering insights grounded in their actual holdings and interests alongside relevant market intelligence. Ambre analyzes portfolios across accounts and asset classes, monitors relevant developments and conditions, and alerts users to developments that affect their holdings. It works across users’ existing exchange and brokerage accounts and does not require users to move assets. Ambre does not place orders; when a user decides to act, they are connected to our expert team. Ambre is available by invitation, starting with the verified clients of Amber Premium, our existing digital asset wealth management platform.

MIA

●	Marketing AI agent – It connects market intelligence, content production, and distribution into a single workflow. It continuously monitors brands, competitors, market signals, social channels, news, and AI search results to identify relevant opportunities and risks. It then helps teams turn insights into actionable marketing outputs — from research and strategic planning to content development, response planning, and distribution — with review and approval steps keeping users in control.

A-MM

●	Agentic Market Making (“A-MM”) – It is an agent-native liquidity operations system and designated market-making infrastructure platform designed for token projects. It unifies execution workflows, infrastructure, and transparency into a single, agent-orchestrated layer, supported by real-time performance and risk reporting. A-MM is designed to work alongside traditional market makers rather than replace them, with the goal of improving efficiency, transparency, and scalability.

Agentic revenue for the six months ended June 30, 2026 was generated from (i) A-MM, which began contributing revenue in the second quarter of 2026, and (ii) marketing and enterprise solutions, which contributed revenue throughout the period. Ambre and MIA were introduced after period-end and did not contribute to revenue for the six months ended June 30, 2026.

With respect to our digital assets platform business:

We operate a leading digital asset wealth management platform that serves as an institutional gateway to crypto finance, providing market access, execution infrastructure, and investment solutions for institutional investors and high-net-worth individuals (HNWIs).

As institutions and HNWIs increasingly explore opportunities in the digital asset sector, their initial participation is often through familiar traditional financial instruments, such as exchange-traded funds (ETFs) and direct exposure to Bitcoin. As their engagement deepens, these investors increasingly recognize that the digital asset landscape encompasses a broader range of opportunities, including blockchain-based innovations, decentralized finance (DeFi) applications, and tokenized financial products. We seek to address these evolving needs by offering institutional-grade execution services, a comprehensive suite of investment products, and integrated crypto payment solutions that extend beyond traditional financial (TradFi) instruments. Leveraging our market expertise, proprietary technologies, and institutional-level risk management practices, we enable clients to effectively navigate the complexities of the digital asset ecosystem, optimize portfolio strategies, and identify new opportunities for growth within this emerging asset class.

By seamlessly merging traditional finance and decentralized finance, we provide the following major products to meet our clients’ evolving needs:

Comprehensive Wealth Management Solutions

●	Structured Investment Products – We offer a range of products with option structures, including dual cryptocurrency instruments and accumulator/decumulator products, which are designed to support systematic asset accumulation and manage exposure in a risk-adjusted manner.

●	Yield & DeFi Solutions – We offer earn programs, staking rewards, and DeFi yield-related products, which are structured to enhance capital efficiency while maintaining effective risk management.

●	Collateralized Lending – We offer crypto-backed financing solutions that allow clients to obtain liquidity against their digital asset holdings. These services include configurable loan terms and automated position monitoring mechanisms designed to reduce the risk of forced liquidation.

Full-Stack Execution Solutions

Our execution solutions provide direct access to over 2,000 trading pairs across more than 100 centralized exchanges (CEXs), decentralized exchanges (DEXs), and over-the-counter (OTC) markets. The platform’s connectivity to a broad network of liquidity sources enables trade execution across a wide range of digital assets.

●	Automated Execution – Our execution services are backed by a high-performance trading infrastructure, supporting automated strategies and advanced order execution methods, such as Volume Weighted Average Price (VWAP) and Time Weighted Average Price (TWAP), and Iceberg strategies for optimized trading.

●	OTC Trading – We offer over-the-counter trading solutions through a 24/7 institutional OTC desk to facilitate large-order execution through bilateral transactions. The solutions are tailored to institutional clients and are designed to minimize market impact.

Seamless Crypto Payment Solutions

●	Fiat On/Off-Ramp – We provide crypto-to-fiat and fiat-to-crypto conversion services through regulated channels, enabling clients to transact between digital assets and traditional currencies in a secure and compliant manner.

●	Amber Premium Crypto Card – Amber Premium Crypto Card is a virtual payment solution designed to seamlessly integrate digital assets with traditional financial systems. This card enables users to directly spend a broad range of cryptocurrencies — including yield-generating digital assets — at merchants worldwide, with real-time transaction settlement. The Amber Premium Crypto Card aims to enhance the utility of digital assets by facilitating instantaneous and secure payments across the global merchant network.

Key Factors Affecting Our Results of Operations

We believe the key factors affecting our financial condition and results of operations include the following:

With respect to our agentic business:

Client acquisition, retention and expansion

Our future growth depends in part on our ability to attract clients to our specialized AI agents or systems, which combine AI technology with domain expertise, data, and real-world workflows for specific use cases to support clients’ loyalty, retention and increased activity with our offerings. The markets for certain of our offerings remain relatively new, and it is uncertain whether our efforts and related investments will ever result in significant profits. In addition, if we are unable to develop enhancements and new features for our existing offerings that keep pace with rapid technological developments, our business could be impacted. The success of our development, and implementation of new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature, service or enhancement, as well as our ability to integrate all of our offerings and develop adequate selling capabilities in this new market. Failure in this regard may significantly impair our revenue growth as well as negatively impact our operating results if additional costs are not offset by additional revenues.

Offering and service enhancement

We intend to continue investing in the capabilities of our offerings to provide more value for our clients to address new market opportunities, and ensure scalability and reliability as adoption increases. Additional agents and the financial framework for the transition are expected to be presented at an Investor Day, which we currently expect before year-end. Those agents are expected to be designed around specific use cases and end-to-end workflows to help clients evaluate opportunities, generate insights for decision-making, and organize workflows from intent to action. Our performance is significantly dependent on our ability to strengthen AI capabilities, innovate technologies, and extend our specialized AI agents and operating systems to capitalize on more growth opportunities. We plan to continue collaborating with clients and AI-native builders with practitioners who have deep experience in financial markets and operating real-world businesses to advance our AI capabilities with data, domain context, operational infrastructure, and workflows to build agents for consequential use cases. We also plan to continue investing in our AI technologies and upgrading our technology infrastructure.

Regulatory and Compliance

Our operations are subject to evolving regulation in areas such as data protection and AI usage. While we are committed to designing offerings that adhere to legal requirements, changes in these requirements could affect our costs, timing of deployments, or clients’ adoption.

With respect to our digital assets platform business:

Market Demand for Digital Asset Management Products

The market demand for digital asset management products is affected by a variety of factors related to market conditions and overall sentiment towards digital assets. Developments within the onchain economy—such as regulatory changes, technological advancements, or notable actions by major companies—can rapidly alter perceptions and adoption rates. For instance, if leading firms successfully implement fiat on/off ramp services or enhance OTC trading and execution capabilities, this could bolster confidence in digital assets as viable mediums of exchange or stores of value. While occasional challenges like security concerns or regulatory adjustments may arise, they are part of the dynamic landscape influencing user and investor confidence, affecting clients’ demand for these products. Additionally, evolving social media trends and market speculation may sway consumer preferences, impacting which digital assets are perceived as valuable.

Moreover, the ability of digital assets to meet user demands and provide tangible utility is crucial. As consumers seek products that integrate seamlessly into their financial lives, the functionality of digital assets and their ecosystems becomes paramount. These economic fluctuations can further influence these trends, reducing purchasing power and investment willingness at times. On the other hand, they also present opportunities for innovation and adaptability. This interplay of market sentiment, functionality, regulatory landscape, and economic conditions creates a dynamic environment for demand, driving the need for agility and innovation in responding to evolving consumer needs and perceptions in the onchain economy.

Price of Digital Assets and Transaction Volume

We earn conversion fees when clients transfer or withdraw funds and/or digital assets from our platform, and perform conversion between fiat currencies and digital assets. We also earn finance income mainly from premiums earned on structured products as well as interest earned from digital asset lending arrangements. Depending on product type, we either charge a flat fee or a percentage of the value of each transaction. Therefore, our operating results are dependent on the prices of digital assets, transaction volumes, and market liquidity for digital assets.

In addition, in May 2025, we announced the crypto reserve plan of up to US$100 million. The reserve strategy will initially focus on high-conviction digital assets, such as Binance Coin (BNB), Solana (SOL), Sui (SUI), Ripple (XRP), Bitcoin (BTC), and Ethereum (ETH) — with flexibility to expand into other ecosystem-aligned tokens as well as allocate funds for stablecoins such as World Liberty Financial USD (USD1). As a result, our financial conditions and results of operation are affected by the fluctuations in the market price of these digital assets and any associated unrealized gains or losses. Such gains or losses may be recognized in our financial statements as a result of changes in the market price of these digital assets relative to the carrying values recorded on our balance sheets.

Effectiveness of Innovative “1+N” Premium Servicing Model and Client Support and Servicing Capabilities

Central to our offering is the innovative “1+N” premium service model. This client-first approach pairs each client with a dedicated relationship manager (the “1”) supported by a team of domain experts (the “N”), delivering tailored services across the entire digital asset wealth management lifecycle, including fiat on/off ramp services, OTC trading and execution services, standard earn/structured products and DeFi yield-enhanced products. The effectiveness of the “1+N” model may be affected during periods of market volatility, where rapid decisions and responses are crucial, potentially impacting the quality of client engagement and service delivery. This model also requires seamless collaboration between the relationship manager and experts. In addition, our ability to cross-sell our products (e.g., transitioning clients from OTC trading to structured products) could materially affect our results of operations.

Ability to Competitively Price Products and Services

Our operating results depend on our ability to competitively price our products and services. Similar to the industry peers, as the industry evolves, we anticipate some fee pressure. Our strategy is to maintain our position as a trusted brand while developing new products and services to enhance our customer value proposition and offset the effects of any future fee pressure. Maintaining and growing client trust in our brand is critical. In addition, our ability to capture value through the development of new and existing products and services may also affect our operating results and financial condition.

Regulatory Environment

The regulatory environment for digital assets is complex and evolving, presenting both challenges and opportunities that could affect our financial performance. While we are committed to designing products and services that adhere to legal requirements, changes in laws and regulations may influence our ability to onboard customers and offer products across various regions.

In addition, our financial prospects and growth depend significantly on our ability to continue to operate in compliance with these regulations. We design our products and services to ensure legal compliance. We maintain operations and hold licenses in multiple jurisdictions, each subject to its own legal framework. We expect to continue to invest significant resources to comply with these regulatory requirements.

Key Components of Results of Operations

Revenue

We generate revenue from digital assets platform and agentic business.

Our revenue from digital assets platform includes wealth management solutions revenue, execution solutions revenue and payment solutions revenue. Wealth management solutions revenue is mainly generated from finance income and premiums earned on structured products and agency fees. Execution solutions revenue mainly includes the transaction fees from execution services. Payment solutions revenue is generated from the conversion fee of our fiat on/off-ramp services.

Our agentic business derives revenue from two sources: (i) A-MM, and (ii) marketing and enterprise solutions, comprising online marketing, SaaS products and services under our evolving AI-enabled business model.

The table below shows our revenue breakdown, both in absolute amounts and as percentages of total revenue for the periods presented.

	For the Six Months ended June 30,
(US$ in thousands, except %)	2025	% of revenue	2026	% of revenue

	(unaudited)
Digital Assets Platform Revenue	27,801	83.1	12,255	51.2
Wealth management solutions	21,462	64.2	9,569	40.0
Execution solutions	4,684	14.0	1,596	6.7
Payment solutions	1,655	4.9	1,090	4.5
Agentic Revenue	5,654	16.9	11,694	48.8
Total Revenue	33,455	100.0	23,949	100.0

Cost of Revenue

Our cost of revenue mainly consists of interests and premium costs paid to clients, the premium costs associated with managing the risks of the underlying assets of our structured products when acting on a principal basis, customer referral fees, and direct service cost and media cost in connection with agentic business.

Operating Expenses

We classify our operating expenses into three categories: research and development expenses, sales and marketing expenses, and general and administrative expenses. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our revenue, for the periods presented.

	For the Six Months ended June 30,
(US$ in thousands, except %)	2025	% of revenue	2026	% of revenue

	(unaudited)
Research and development expenses	(7,968)	(23.8)	(3,102)	(13.0)
Sales and marketing expenses	(3,223)	(9.6)	(4,454)	(18.5)
General and administrative expenses	(14,279)	(42.7)	(12,453)	(52.0)
Total operating expenses	(25,470)	(76.1)	(20,009)	(83.5)

●	Research and development expenses. Our research and development expenses primarily consist of technology infrastructure expenses, software services expenses incurred in operating, maintaining, and enhancing our platform and in developing new products and services.

●	Sales and marketing expenses. Our sales and marketing expenses primarily consist of (i) salary and welfare expenses, and (ii) branding, marketing and promotional costs.

●	General and administrative expenses. Our general and administrative expenses primarily consist of personnel expenses, legal, audit and other professional service fees.

Finance Income, Net

Our finance income consists of interest income on cash and cash equivalents and loan receivables. Our finance costs consist of interest expense on bank borrowings and lease liabilities.

Other Gains/(Losses), Net

Our other gains/(losses), net consists of realized and unrealized fair value changes of digital assets, fair value changes on crypto assets loan receivables, the write-off of certain other payables, fair value gain on financial assets at fair value through profit or loss, dividend income from investment, government grants, and foreign currency exchange difference, net.

Results of Operations

The following table sets forth our unaudited condensed consolidated statements of profit or loss for the periods indicated:

	For the Six Months ended June 30,
(US$ in thousands)	2025	% of revenue	2026	% of revenue

	(unaudited)
Revenue	33,455	100.0	23,949	100.0
Cost of revenue	(7,924)	(23.7)	(6,097)	(25.5)
Gross profit	25,531	76.3	17,852	74.5
Operating expenses
Research and development expenses	(7,968)	(23.8)	(3,102)	(13.0)
Sales and marketing expenses	(3,223)	(9.6)	(4,454)	(18.5)
General and administrative expenses	(14,279)	(42.7)	(12,453)	(52.0)
Total operating expenses	(25,470)	(76.1)	(20,009)	(83.5)
Operating income/(loss)	61	0.2	(2,157)	(9.0)
Finance income, net	50	0.1	176	0.7
Other gains/(losses), net	1,604	4.8	(196)	(0.8)
Income/(loss) from continuing operations before share of loss from an equity investee and income tax expense	1,715	5.1	(2,177)	(9.1)
Share of losses from an equity investee	(24)	(0.1)	(20)	(0.1)
Income tax expense	(4)	(0.0)	(59)	(0.2)
Net income/(loss) from continuing operations	1,687	5.0	(2,256)	(9.4)
Net loss attributable to non-controlling interests	—	—	—	—
Net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	1,687	5.0	(2,256)	(9.4)
Discontinued operations
Net (loss)/income from discontinued operations	(43)	(0.1)	22	0.1
Net loss attributable to non-controlling interests	28	0.1	—	—
Net (loss)/income from discontinued operations attributable to the Company’s ordinary shareholders	(15)	(0.0)	22	0.1
Net income/(loss)	1,644	4.9	(2,234)	(9.3)
Net income/(loss) attributable to Company’s ordinary shareholders	1,672	5.0	(2,234)	(9.3)

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) completed its merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”). The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025.

Certain operations were classified as held-for-sale starting from the second half of 2025, and we completed one of the disposals in October 2025. The disposed business was deconsolidated from the Company upon the respective disposal and the results of the held-for-sale and disposed businesses are reflected in the consolidated financial statements as discontinued operations accordingly.

Six Months Ended June 30, 2026 Compared to Six Months Ended June 30, 2025

Revenue

Our revenue decreased from US$33.5 million for the six months ended June 30, 2025 to US$23.9 million for the six months ended June 30, 2026, with digital assets platform revenue influenced by materially softer digital asset market environment.

Our revenue from wealth management solutions decreased from US$21.5 million for the six months ended June 30, 2025 to US$9.6 million for the six months ended June 30, 2026, primarily attributable to the absence of a non-recurring service fee recognized in the prior-year period, and lower Earn revenue. The lower Earn revenue reflected our disciplined balance sheet management: we proactively lowered the yields offered to customers to right-size our Earn deposit base, prioritizing capital efficiency and risk management over near-term revenue. The decline was compounded by lower prevailing prices of major digital assets, which reduced the U.S. dollar value of the Earn deposit base and the revenue generated from it.

Our revenue from execution solutions decreased from US$4.7 million for the six months ended June 30, 2025 to US$1.6 million for the six months ended June 30, 2026, reflecting a pronounced industry-wide contraction in trading volumes with a lower realized fee rate.

Our revenue from payment solutions decreased from US$1.7 million for the six months ended June 30, 2025 to US$1.1 million for the six months ended June 30, 2026, resulting from market-driven fluctuations, partially offset by the ongoing structural growth in stablecoin-based payment flows for risk-off positioning and treasury management.

Our agentic revenue increased significantly from US$5.7 million for the six months ended June 30, 2025 to US$11.7 million for the six months ended June 30, 2026, mainly driven by (i) our A-MM, the first flagship component of the Company’s A-Suite agent-native liquidity operations system and designated market-making infrastructure platform which offers integrated technology, platform and operational services. It started generating revenue from the second quarter of 2026, establishing a strategic new growth driver and advancing our ongoing AI adoption, and (ii) full period revenue contribution from marketing and enterprise solutions in 2026.

Cost of Revenue

Our cost of revenue decreased from US$7.9 million for the six months ended June 30, 2025 to US$6.1 million for the six months ended June 30, 2026, largely in line with the change in revenue.

Gross Profit and Gross Profit Margin

As a result of the above, our gross profit decreased from US$25.5 million for the six months ended June 30, 2025 to US$17.9 million for the six months ended June 30, 2026. Our gross profit margin slightly declined from 76.3% to 74.5% during the same periods, reflecting mix dynamics, with our structured products representing a higher share of revenue. We remain focused on advancing long-term growth across all product lines in digital assets platform and higher-margin agentic business.

Operating Expenses

Our total operating expenses decreased from US$25.5 million for the six months ended June 30, 2025 to US$20.0 million for the six months ended June 30, 2026.

Our research and development expenses decreased from US$8.0 million for the six months ended June 30, 2025 to US$3.1 million for the six months ended June 30, 2026. The decrease was primarily due to the completion of certain product and platform development initiatives in 2025. The Company continued to enhance and develop new products and services this year.

Our sales and marketing expenses increased from US$3.2 million for the six months ended June 30, 2025 to US$4.5 million for the six months ended June 30, 2026. The increase reflected the full-period impact of marketing and enterprise solutions which was consolidated since March 12, 2025, partially offset by cost savings from AI-enhanced process optimization, in order to transition the business toward an AI-driven operating model.

Our general and administrative expenses decreased from US$14.3 million for the six months ended June 30, 2025 to US$12.5 million for the six months ended June 30, 2026, primarily driven by lower share-based compensation, absence of one-off merger-related legal and professional fees incurred in the prior-year period, and lower professional service fees associated with post-merger integration activities.

Finance Income, Net

Our finance income, net increased to US$0.2 million for the six months ended June 30, 2026, from US$50 thousand in the prior-year period, benefiting from higher interest income generated from a stronger cash position.

Other Gains/(Losses), Net

Other losses, net was US$0.2 million for the six months ended June 30, 2026, compared to other gains, net of US$1.6 million for the six months ended June 30, 2025. The change was due to decrease in fair value gain on crypto assets loan receivables and financial assets at fair value through profit or loss, following the disposal of US listed equity security in 2025. This was partially offset by a more favorable unrealized fair value movement in digital assets.

Share of losses from an equity investee

It represented net losses from our joint venture with VGI Global Media Plc in Thailand.

Income Tax Expense

We incurred income tax expense of US$59 thousand for the six months ended June 30, 2026, mainly attributable to the tax on the reimbursement from depositary.

Net Income/(Loss) from continuing operations

We recorded net loss from continuing operations of US$2.3 million for the six months ended June 30, 2026, compared to net income of US$1.7 million in the prior-year period.

Liquidity and Capital Resources

During the reporting period, our principal sources of liquidity have been cash generated from our operating activities, and advances from related companies. As of June 30, 2026, we had US$34.2 million in cash and cash equivalents, time deposits and restricted cash, which primarily consisted of bank balances that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value. We closely monitor our cash balance and future payments obligations by preparing monthly management account and regular fund reports to provide a timely overview of our overall cash position and liquidity and risk control measurements. Such reports are reviewed by the management. In addition, we have adopted a stringent cash management policy. We also regularly monitor our current and expected liquidity requirements to ensure that we maintain sufficient cash balances to meet our liquidity needs.

Cash Flows and Working Capital

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months ended June 30,
(US$ in thousands)	2025	2026

	(unaudited)
Selected Consolidated Cash Flow Data:
Net cash (used in)/generated from operating activities	(4,097)	1,039
Net cash generated from investing activities	17,919	5,058
Net cash generated from/(used in) financing activities	2,791	(5,422)
Net increase in cash and bank balances	16,613	675
Cash and bank balances at beginning of period	9,326	29,895
Effect on exchange rate changes on bank balances	(112)	(384)
Cash and bank balances at end of period	25,827	30,186

Operating Activities

Net cash generated from operating activities for the six months ended June 30, 2026 of US$1.0 million was primarily related to net increase in working capital of US$4.0 million, partially offset by net loss before tax of US$2.2 million and non-cash items of negative US$0.8 million. The net increase in working capital was primarily attributable to the crypto assets used for operations of US$9.0 million and decrease in trade and other receivables of US$4.3 million during the period, partially offset by change of balances with related parties of US$6.8 million and decrease in trade and other payables of US$2.1 million. The non-cash items mainly consisted of net income received or settled in digital assets of US$2.4 million, partially offset by unrealized fair value changes on amount due to related parties denominated in digital assets of US$1.1 million, and depreciation and amortization of US$0.8 million.

Net cash used in operating activities for the six months ended June 30, 2025 of US$4.1 million was primarily related to net decrease in working capital of US$4.5 million and non-cash items of negative US$1.3 million, partially offset by net income before tax of US$1.6 million. The net decrease in working capital was primarily attributable to the decrease in trade and other payables of US$4.6 million and change of balances with related parties of US$4.3 million during the period, partially offset by the crypto assets used for operations of US$3.2 million. The non-cash items mainly consisted of net income received or settled in digital assets of US$2.1 million, fair value changes on derivative contract of US$1.3 million, and fair value gain on financial asset at fair value through profits or loss of US$0.9 million, partially offset by unrealized fair value changes on amount due to related parties denominated in digital assets of US$1.5 million, share based compensation of US$0.8 million and depreciation and amortization of US$0.6 million.

Investing Activities

Net cash generated from investing activities for the six months ended June 30, 2026 of US$5.1 million was primarily attributable to the divestments of financial assets at fair value through profit or loss amounting to US$2.9 million, and US$2.4 million disposal of crypto assets held for investment purpose.

Net cash generated from investing activities for the six months ended June 30, 2025 of US$17.9 million was primarily attributable to the net cash acquired from business combination of US$18.2 million and US$2.1 million disposal of crypto assets held for investment purpose, partially offset by advances to related parties amounting to US$1.3 million, and investments of financial assets at fair value through profit or loss amounting to US$1.1 million.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2026 of US$5.4 million was primarily attributable to share repurchase amounting to US$4.9 million.

Net cash generated from financing activities for the six months ended June 30, 2025 of US$2.8 million was primarily attributable to proceeds from related parties, net of US$2.5 million, and proceeds from bank borrowings of US$2.7 million, partially offset by repayment of bank borrowings of US$2.0 million.

Credit Facilities

We have the following legacy credit facilities from iClick:

In October 2019, certain subsidiaries of iClick entered into a one-year facility agreement for working capital loans with a commercial bank, which was amended in March 2024 to provide for (a) US$7.5 million combined limit for pre-shipment buyer loan and post-shipment buyer loan, (b) US$0.5 million overdraft facilities. We provide corporate guarantee and bank deposits as pledge to secure our obligations under these loan facilities. For the pre-shipment buyer loan and post-shipment buyer loan, the interest rate is at either (a) HIBOR plus 3.85% per annum if the loan is drawn down in HK$, or (b) 3.95% over US$ reference rate per annum if the loan is drawn down in US$. For the overdraft facility, the interest rate is at the bank’s best lending rate. We had no outstanding balance under these loan facilities as of June 30, 2026.

As of June 30, 2026, no financial covenants as set out in these loan agreements were breached.

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of June 30, 2026.

Capital Expenditures

We made capital expenditures of US$0.1 million and US$0.4 million in the six months ended June 30, 2025 and six months ended June 30, 2026, respectively. We will continue to make capital expenditures to support our business growth.

Material Cash Requirements

Our material cash requirements as of June 30, 2026 and any subsequent interim period primarily include our operating lease obligations, which primarily represent our obligations for leasing office premises.

The following table summarizes our contractual obligations and commitments as of June 30, 2026:

		Total
	Carrying	contractual	On demand or	Within 2 to 5
(US$ in thousands)	Amount	cash flow	within 1 year	Years
Lease liabilities	1,148	1,174	901	273

Quantitative and Qualitative Disclosures About Market Risk

Our activities expose us to a variety of financial risks from our operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk, digital asset price risk, risks associated with the storage and protection of digital assets and investment risk related to trading of digital assets).

Foreign Currency Risk

Foreign currency risk arises from cash flows from transactions denominated in foreign currencies. We have transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency, primarily Singapore Dollar (“SGD”). If the U.S. dollar appreciates against the SGD by 5%, our profit would decrease by approximately US$1,000 in the six months ended June 30, 2026. We do not have any formal policy for hedging against currency risk. The value of the SGD against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in economic conditions in Singapore and the U.S. and by Singapore’s foreign exchange policies.

To the extent that we need to convert the U.S. dollars into SGD for our operations, appreciation of SGD against the U.S. dollar would reduce the SGD amount we receive from the conversion. Conversely, if we decide to convert SGD into the U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debts, or for other business purposes, appreciation of the U.S. dollar against the SGD would reduce the U.S. dollar amounts available to us.

Certain of our operating activities are transacted in Hong Kong dollars. We consider the foreign exchange risk in relation to transactions denominated in Hong Kong dollars with respect to the U.S. dollars to be not significant as HK dollar is pegged to the U.S. dollar.

Digital Assets Price Risk

Crypto asset risk is the risk that future profit and financial position will fluctuate because of changes in the price of crypto assets. Digital assets that we deal with in our trading activities are digital assets such as BTC and ETH which can be traded in a number of public exchanges.

Our exposure to price risk arises from digital assets and digital assets payables which are both measured on a fair value basis. In particular, our operating result may depend upon the market price of BTC and ETH, as well as other digital assets. If the price of BTC and ETH were to rise by 30%, our profit would increase by approximately US$266,000, and decrease by US$119,000 in the six months ended June 30, 2026, respectively. Digital asset prices have fluctuated significantly from time to time. There is no assurance that digital asset prices will reflect historical trends.

The price risk of digital assets arising from trading of digital assets business is partially offset by remeasurement of digital assets payables representing the obligations to deliver digital assets held by us in the customers’ accounts to the customers under the respective trading arrangements with us.

Risks Associated with Storage and Protection of Digital Assets

We primarily store our digital assets with cryptocurrency custodians to facilitate customers deposits and withdrawals. Due to the lack of an insurance policy for our digital assets, any disruptions or closures of cryptocurrency custodians, as well as potential cyber-attacks or thefts, could result in substantial losses for us.

Investment Risk Related to Trading of Digital Assets

We follow a fully hedged strategy for structured products. Each user-facing structured product is quoted by a counterparty and a spread is added before it is quoted to clients. Therefore, there is no exposure to structured products.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations relates to our consolidated financial statements, which have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, see “Notes to the Consolidated Financial Statements – Note 2. Material accounting policy information” contained in our Form 20-F.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that management believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Derivative Financial Instrument

Derivative financial instruments are measured at fair value at initial recognition and designated to be measured subsequently at fair value through profit or loss. The fair value measurement of the call and put options and dual currency contracts is determined using the Black-Scholes option pricing model and Monte Carlo simulation model and involves significant management judgment and estimation uncertainty. These valuation models require the use of significant unobservable inputs and assumptions, including expected volatility, correlation assumptions, simulation outcomes, and contractual time to maturity.

Management determines the expected volatility based on the historical price volatility of the underlying digital assets over a period corresponding to the remaining contractual maturity of the instruments. The estimated volatility is used as a key input in the valuation models to simulate potential future price movements of the underlying digital assets and determine the fair value of the instruments. However, digital asset markets are inherently volatile and subject to significant price fluctuations. Accordingly, historical price volatility may not be indicative of future market performance and actual outcomes may differ materially from management’s estimates. Any significant changes in digital asset prices, market conditions, or valuation assumptions could result in a material change in the fair value measurement of these financial instruments.

Impairment of Goodwill

Goodwill is not amortized but it is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to each of the cash-generating units (“CGU”s) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. The units or groups of units are identified at the lowest level at which goodwill is monitored for internal management purposes, below the operating segment.

We have two reporting units, which include (i) Sparrow Group and (ii) iClick Group. Our consolidated goodwill balance was US$53.1 million as of June 30, 2026, and the goodwill associated with the Sparrow Group and iClick Group was US$16.7 million and US$36.4 million, respectively.

Determining whether goodwill is impaired requires the measurement of the recoverable amount of the cash-generating units (“CGU”) based on an estimation of the value-in-use of the CGU to which goodwill has been allocated. The value-in-use calculation requires the entity to estimate the future cash flows expected to arise from the CGU derived from long-term forecasts which included a future cash flow projection and an estimated terminal value, and a suitable discount rate in order to calculate present value. The cash flow projection is based on management’s most recent view of the long-term outlook in order to come up with growth rates, the estimated terminal value using a terminal year long-term future growth rate, discount rates, and other assumptions deemed reasonable by management. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and risk adjusted discount rates, similar to those a market participant would use to assess value-in-use. We also make certain assumptions about future economic conditions and other data. Many of the factors used in assessing value-in-use are outside the control of management, and these assumptions and estimates may change in future periods. Changes in assumptions or estimates can materially affect the value-in-use measurement of CGU and, therefore, can affect the test results.

No impairment loss was recognized during the six months ended June 30, 2025 and June 30, 2026.